Mail Stop 4561

May 1, 2008

Li Kunwu, Chairman and CEO
China VoIP & Digital Telecom, Inc.
Rm. 508, No. 786 Xinluo Street
High-Tech Industrial Development Zone; Jina, CHINA

> **Re: China VoIP & Digital Telecom, Inc.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed April 17, 2008**
> **File No. 333-131017**

Dear Mr. Kunwu:

We have reviewed your revised filing and have the following comments.

Executive Compensation

1. Please revise your filing so that the executive compensation disclosure conforms to the requirements of Item 402 of Regulation S-K. See SEC Release 33-8732A, dated November 7, 2006.

Management's Discussion and Analysis or Plan of Operation

2. Your Management's Discussion and Analysis disclosure is outdated. Update this disclosure to address the periods covered by the financial statements included in your filing.

Financial Statements

3. Please revise your filing to include your audited balance sheet as of the end of your fiscal year ended December 31, 2006. See Item 8-02 of Regulation S-X.

4. In addition, please remove the interim financial statements dated September 30, 2007, as your filing contains audited annual financial statements as of a more recent date.

5. We note that in response to prior comment 2 from our letter dated February 27, 2008, you have added to your filing pro forma financial statements showing the effects of the December 2007 secured note financing. Please revise the pro forma financial statements in your preliminary proxy statement as follows:

- Add an introductory paragraph setting forth a description of the transaction, the periods for which pro forma information is presented, and an explanation of what the pro forma information shows.

- Remove the pro forma balance sheet, as the effects of the financing transaction are already reflected in the audited balance sheet as of December 31, 2007, included in your amended filing; and

- Update the pro forma income statement to reflect the fiscal year ended December 31, 2007, to show the effect of the financing transaction as if it had occurred at the beginning of the period.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (732) 577-1188
       Richard I. Anslow, Esq.
       Asher Ailey, Esq.
       Anslow & Jaclin, LLP